Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Three Months Ended March 31, 2017
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$32,530
Fixed charges	21,741
Capitalized interest	(3,242)
Distributions of earnings from unconsolidated affiliates	2,431
Total earnings	$53,460

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$17,023
Amortization of debt issuance costs	840
Capitalized interest	3,242
Interest component of rental expense	636
Total fixed charges	21,741
Preferred Unit distributions	623
Total fixed charges and Preferred Unit distributions	$22,364

Ratio of earnings to fixed charges	2.46
Ratio of earnings to combined fixed charges and Preferred Unit distributions	2.39